[LETTERHEAD OF SHEFSKY & FROELICH LTD.]

MICHAEL J. CHOATE Direct: 312-836-4066 Facsimile: 312-275-7554 E-mail: mchoate@shefskylaw.com

August 2, 2012

VIA FEDERAL EXPRESS

Ms. Sonia Barros

Special Counsel

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:                             Inland Real Estate Income Trust, Inc.
Registration No. 333-176775

Dear Ms. Barros:

On behalf of our client, Inland Real Estate Income Trust, Inc., formerly Inland Monthly Income Trust, Inc. (the “Company”), please find enclosed a complete copy of Amendment No. 3 to the Company’s registration statement on Form S-11 (the “Amendment”), as filed with the Securities and Exchange Commission via EDGAR on August 2, 2012.  The Amendment includes revisions made in response to the comment letter from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) to JoAnn M. Armenta, President and Chief Operating Officer of the Company, dated March 1, 2012.  A marked version of the Amendment, reflecting these revisions, also is enclosed for your convenience.

This letter provides responses to the Staff’s comment letter, and the headings and paragraph numbers below correspond to the headings and paragraph numbers in that letter.  For your convenience we have reproduced the Staff’s comments in this letter and included our response directly below each comment.

General

1.                                      We note your response to comment 2 of our letter dated October 11, 2011. We have referred your analysis to the Division of Investment Management and they will contact you directly when they have completed their review. Please feel free to contact the Division of Investment Management staff member referenced below regarding their review.

RESPONSE:                                                   The Company has revised its analysis in response to comments received from the staff of the Division of Investment Management.  The staff of the Division of Investment Management has confirmed that it has no further comments to the Company’s analysis, subject to its final review of this Amendment.

2.                                      We note that you have changed your name to Inland Monthly Income Trust, Inc. Please revise your cover page risk factors to clarify that your distributions are not guaranteed.

RESPONSE:                                                   The Company has further changed its name from “Inland Monthly Income Trust, Inc.” to “Inland Real Estate Income Trust, Inc.”  Nevertheless, the Company has revised the cover page of prospectus to clarify that distributions are not guaranteed.  The enclosed marked copy of the Amendment reflects these changes.

Appendix A

Table I — Experience in Raising and Investing Funds, page A-2

3.                                      We note your “repayment of indebtedness” and “temporary cash investments” categories in Table I. Please revise to explain these categories in a footnote to the Table.

RESPONSE:                                                   The Company has revised Table I of Appendix A to the prospectus to explain the items captioned “repayment of indebtedness” and “temporary cash investments.”  The enclosed marked copy of the Amendment reflects these changes.

Exhibit 5.1 Legal Opinion

4.                                      We note that counsel has assumed sufficient authorized shares, an assumption we consider inappropriate as stated in Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings. Please have counsel provide a revised legal opinion.

RESPONSE:                                                   The Company respectfully disagrees with the need for a revised legal opinion.  The shares being registered by the Company will not be issued in a single closing.  They will be issued in a continuous offering over a two, or possibly three, year period.  Although there is a sufficient number of shares available under the charter today for the Company to issue the maximum number of shares being registered, numerous events outside of counsel’s control (e.g., other share issuances, a charter amendment to decrease the number of authorized shares)

could occur during the next few years that would leave the Company with an insufficient number of shares.  Accordingly, the opinion states that, when issued, the shares will be validly issued.  It does not state that, if issued as of the date of the opinion, the shares would be validly issued.  Thus, counsel has advised that it believes that the assumption is appropriate and consistent with the assumption language for delayed offerings in footnote 25 of Staff Legal Bulletin No. 19.  Counsel also has advised that this form of opinion is also consistent with the legality opinions that it has provided for continuous offerings by other non-traded REITs.

Please contact us if there is any other information you need for your review of the Amendment.  Kind regards.

Very truly yours,

SHEFSKY & FROELICH LTD.

/s/ Michael J. Choate

Michael J. Choate

MJC/KAO/

Enclosure

cc:                                 Robert H. Baum, Esq.

JoAnn Armenta

Cathleen M. Hrtanek, Esq.

Kristin A. Orlando, Esq.